

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

<u>Via E-mail</u>
Brian M. Beattie
Chief Financial Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043

> **Re: Synopsys, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed December 17, 2010**
> **Form 10-K/A for the Fiscal Year Ended October 31, 2010**
> **Filed February 9, 2011**
> **File No. 000-19807**

Dear Mr. Beattie:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen G. Krikorian
Accounting Branch Chief